[redacted]

09055603

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section

FEB 25 2009

Washington, DC
110

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 25280

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Windmill Group, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

253 Route 202
(No. and Street)

Somers (City) NY (State) 10589 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Macerolka 914-277-2700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

James Gardeier
(Name – *if individual, state last, first, middle name*)

385 Broadway (Address) Bethpage (City) NY (State) 11714 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 11 2009
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Macerinks, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Windmill Group Inc, as of Dec 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

ANDREW G. SPIROS
NOTARY PUBLIC STATE OF NEW YORK
NO 02SP4757784
QUALIFED IN WESTCHESTER COUNTY
Commission Expires 10-31-~~06~~ 10

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE WINDMILL GROUP, INC.

ANNUAL REPORT

DECEMBER 31, 2008

THE WINDMILL GROUP, INC.
ANNUAL REPORT
DECEMBER 31, 2008

TABLE OF CONTENTS

[redacted]

GARDENER & GARDENER, LLC
Certified Public Accountants

February 6, 2009

To the Stockholders of
The Windmill Group, Inc.
253 Route 202
Somers, New York 10589

I have audited the accompanying balance sheet of The Windmill Group, Inc., as of December 31, 2008 and the related statements of operation, accumulated deficit, and cash flows for the year ended December 31, 2008. These financial statements are the responsibility of company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Windmill Group, Inc. as of December 31, 2008 and the results of their operations and cash flows for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

Robert J. Gardener, CPA

January 16, 2009

385 Broadway
Bethpage, NY 11714

Telephone: 516.342.9665
Toll Free: 866.266.9980
Fax: 516.342.9521

THE WINDMILL GROUP, INC.
BALANCE SHEET
DECEMBER 31, 2008

ASSETS

Current Assets	
Cash	$ 4,765
Accounts receivable	19,168
Total	23,933
Fixed Assets	
Office equipment	5,000
Furniture & fixtures	1,000
	6,000
Less: Accumulated depreciation	(6,000)
Net equipment and fixtures	0
Total Current Assets	$ 23,933
	=========

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities	
Commissions payable	$ 13,694
Accrued expenses payable	976
Total Liabilities	14,670
Stockholders' Equity	
Capital stock	2,700
Additional paid in capital	129,000
Retained earnings - (deficit)	(122,437)
Total	9,263
Total Liabilities and Stockholders' Equity	$ 23,933
	=========

See accompanying notes and accountant's audit report.

[redacted]

THE WINDMILL GROUP, INC.
STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2008

Revenues	
Commissions	$ 266,170
Total	266,170
Operating Expenses	286,895
Net Ordinary Loss	(20,725)
Interest Income	60
Net Loss	(20,665)
Distributions	
Retained Earnings - (deficit) - January 1, 2008	(101,772)
Retained Earnings - (deficit) - December 31, 2008	$(122,437)

See accompanying notes and accountant's audit report.

THE WINDMILL GROUP, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008

Cash flows from operating activities:	
Net Loss	$ (20,665)
Adjustments to reconcile net income to net cash provided by operating activities	
Changes in assets and liabilities	
Accounts receivable	(10,436)
Loan receivable	7,470
Accrued payables	70
Commissions payable	9,615
Total adjustments	6,719
Net cash from operating activities	(13,946)
Net decrease in cash and cash equivalents	(13,946)
Cash and cash equivalents - January 1, 2008	18,711
Cash and cash equivalents - December 31, 2008	$ 4,765

See accompanying notes and accountant's audit report.

THE WINDMILL GROUP, INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2008

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounts Receivable

The year end balance of $19,168 is all current. These amounts were received in full in January 2009.

Loan Receivable

The balance of $7,470 due from stockholder was paid in full during 2008.

Income Taxes

In 1987, the former shareholder elected to treat the company as a small business corporation ("S" corporation) for income tax purposes. As such, the company's income or loss and credits will be passed through to the shareholders and combined with their other personal income and deductions to determine taxable income on their individual returns.

Capital Stock

The present shareholders each own 50% of the company at December 31, 2008.

GARDENER & GARDENER, LLC
Certified Public Accountants

February 6, 2009

The Windmill Group, Inc.
253 Route 202
Somers, New York 10589

As an addendum to the annual report of December 31, 2008, I herewith submit the following exhibits:

"A"	Schedule of Operating Expenses
"B"	Statement of Changes in Stockholders' Equity for the Year Ended December 31, 2008
"C"	Computation of Net Capital Requirements
"D"	Computation of Net Capital

In my opinion, the aforementioned exhibits present fairly, the information under Security Exchange Commission Rule 17A-5(d)(4) in conformity with generally accepted accounting principles. It is also my opinion, that no material inadequacies currently exist or were found to have existed since the previous audit dated 12/31/07, pursuant to SEC Rule 17a-5(d)(4) or SEC Rule 17a-5(j).

Robert J. Gardener

385 Broadway
Bethpage, NY 11714

Telephone: 516.342.9665
Toll Free: 866.266.9980
Fax: 516.342.9521

Exhibit A

THE WINDMILL GROUP, INC.
OPERATING EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2008

Operating Expenses

Advertising	$ 500
Automobile	8,219
Bank charges	120
Commissions	199,361
Contributions	75
Dues, subscriptions, and licenses	8,338
Insurance	1,602
Internet expenses	3,018
Office expense & supplies	16,856
Postage & delivery	1,095
Professional fees	4,450
Rent	14,830
Salaries	22,000
Telephone	3,110
Taxes	2,258
Utilities	1,063
Total	$ 286,895

[redacted]

Exhibit B

THE WINDMILL GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
DECEMBER 31, 2008

Balance - January 1, 2008	$ 29,928
Net Loss	(20,665)
Balance - December 31, 2008	$ 9,263

[redacted]

Exhibit C

THE WINDMILL GROUP, INC.
COMPUTATION OF NET CAPITAL REQUIREMENT
DECEMBER 31, 2008

Minimum Net Capital Required 6 2/3% of aggregate indebtedness	$ 978
	=======
Minimum Required	$ 5,000
	=======
Net Capital Required (Greater of above amounts)	$ 5,000
	=======
Excess Net Capital (Net Capital $9,263 per Exhibit C less net capital requirement $5,000)	$ 4,263
	=======
Excess Net Capital at 1,000% (Net Capital less 10% of total liabilities net secured or subordinated)	$ 7,796
	=======

[redacted]

Exhibit D

THE WINDMILL GROUP, INC.
COMPUTATION OF NET CAPITAL
DECEMBER 31, 2008

Total stockholders' equity from the balance sheet equity	$ 9,263
Liabilities subordinated to claims of general creditors	0
Total capital & allowable subordinated liabilities	$ 9,263
Less: non allowable assets from the balance sheet:	
Other assets	0
Total	9,263
Less: 2% haircut on securities	0
Net Capital	$ 9,263

END